Notice of Exempt Solicitation

NAME OF REGISTRANT: Meta Platforms, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Rob Fohr, Presbyterian Church, U.S.A.

ADDRESS OF PERSON RELYING ON EXEMPTION: 100 Witherspoon St., Louisville, KY, 40202

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934.

Dear Fellow Meta Shareholder,

Item #8 on Meta Platforms, Inc.’s (“Meta’s” or the “Company’s”) proxy card, “Shareholder Proposal Regarding Report on Framework to Assess Company Lobbying Alignment with Climate Goals” (the “Proposal”), asks Meta’s Board to report to shareholders on the Company’s framework for identifying and addressing misalignments between Meta’s lobbying and policy influence activities and its stated 2030 climate goals, including certain information.

Rationale for a FOR Vote

1.	Meta has responded to some climate-related risks, including those stemming from its own greenhouse gas (GHG) emissions, by committing to Net Zero (NZ) GHG emissions by 2030 across its entire value chain.

2.	Meta’s lobbying and other public policy activities, especially those undertaken indirectly through trade associations and policy organizations, are not aligned with its own net-zero commitment or the goals of the Paris Agreement.

3.	Meta does not disclose any assessment framework regarding its internal policy advocacy alignment with its net-zero goals, nor the alignment between the policy advocacy of its trade associations and other social welfare organizations and its climate goals.

4.	Companies have responded globally to investor interest by releasing reports analyzing the extent of alignment between their lobbying and public policy advocacy activities and their net-zero goals and the goals of the Paris Agreement.

a.	Meta’s existing disclosures fall far short of what the Proposal requests because they do not:
i.	identify the framework for assessment
ii.	report on all trade associations and other organizations that engage in public policy advocacy, nor climate advocacy, and what is disclosed is largely U.S.-centric
iii.	they do not analyze alignment nor misalignment
iv.	Meta does not explain how it addresses any misalignment found, as discussed in the Proposal.

2

The Proposal

RESOLVED: Shareholders of Meta Platforms Inc. (“Meta”) request that the Board of Directors report to shareholders (at reasonable cost, omitting confidential/proprietary information) on its framework for identifying and addressing misalignments between Meta’s lobbying and policy influence activities and positions--both direct and indirect through trade associations, coalitions, alliances, and social welfare organizations  (“Associations”) and Meta’s Net Zero emissions commitment across its value chain by 2030, including the criteria used to assess alignment; the escalation strategies used to address misalignments; and the circumstances under which escalation strategies are used (e.g., timeline, sequencing, degree of influence over an Association).

Meta Has Made Some Robust Climate Commitments, But Its Policy Engagement Record Does Not Fully Support Those Goals

Meta operates in an industry with significant GHG emissions—the technology sector’s 2-3% of global emissions is comparable to that produced by the aviation industry1—and it recognizes the urgent need for emissions reductions. The Company notes on its website that: “Climate change is the greatest threat we all face — and the need to act grows more urgent every day. The science is clear and unambiguous. As world leaders, advocates, environmental groups and others meet...we want to see bold action agreed to, with the strongest possible commitments to achieve net zero targets that help limit warming to 1.5˚C.”2

Meta also says that because “the next 10 years will be the defining decade in the world’s efforts to dramatically reduce GHG emissions, limit global warming, and mitigate the impact of climate change,” the Company is “committed to tackling climate change through [its] global operations, value chain, and beyond.”3

To that end, Meta has joined or shown leadership within several business alliances advocating for renewable energy across the world, and it has set a corporate goal—aligned with the Science-Based Targets initiative (SBTi)--of net zero emissions by 2030, across its value chain. This expanded climate goal is important because the bulk of Meta’s GHG footprint comes from its Scope 3 emissions, which its operational climate goals of the past few years did not fully address. Meta has invested in renewable energy projects to power its data centers and recently helped to launch the Asia Clean Energy Coalition to bolster renewable energy projects abroad.4 The proponents of the Proposal support these efforts but believe that Meta’s lack of support for key climate policies aligned with its own GHG goals (both in the U.S. and abroad), and its funding of trade associations and other groups that engage in negative climate policy advocacy, both serve to undermine Meta’s commitments.

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1 https://www.electronicshub.org/the-carbon-emissions-of-big-tech/

2 https://about.fb.com/news/2021/11/our-commitment-to-combating-climate-change/#:~:text=Starting%20last%20year%2C%20we%20achieved,to%20cover%20all%20our%20operations

3 https://engineering.fb.com/2020/09/14/data-center-engineering/net-zero-carbon/

4 https://www.there100.org/our-work/news/acec-launches-rapidly-drive-corporate-clean-energy-procurement-asia

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

3

Meta’s Public Policy Advocacy Is at Odds with Its Climate Objectives

Experts agree that supportive public policy is necessary to achieve goals like Meta’s as well as those of the Paris Agreement. A 2021 IMF Staff Climate Note concluded that an “enormous gap in mitigation policy” exists, which prevents achievement of ambitious climate mitigation goals, and called for a comprehensive set of policies, including carbon pricing, public investments in clean technology infrastructure, basic research, and market reforms to promote competition and investment.5 A 2021 report from Ceres opined that companies that “align their direct and indirect lobbying efforts to support science-based climate policies will drive the creation of a regulatory environment that best positions them for resilient growth.”6

Climate policy research firm InfluenceMap gives Meta’s climate policy efforts a C+ and assigns the Company a score of 19 out of 100 for “engagement intensity.”7 That rating indicates that the Company is not engaging in the type of positive climate lobbying that would help it meet its climate objectives. Although Meta’s lobbying spending has been steadily increasing,8 there is no evidence that Meta has fully championed measures widely regarded as important for accelerating decarbonization. For example, the Inflation Reduction Act (“IRA”) enacted in 2022 contained, among other things, incentives like tax credits designed to lower renewable energy costs.9 Meta’s federal lobbying reports indicate that it lobbied only on the IRA’s international tax provisions.10 Similar stances can be found regarding international climate policy efforts, where Meta has a hit-or-miss track record of support.

Meta’s InfluenceMap relationship score is also low due to the Company’s relationships with several trade associations that have a negative climate lobbying record. Having organizations such as trade associations serve as the public face of opposition to measures promoting decarbonization allows companies with “green” public messaging to distance themselves from that opposition.11 For example, Dow Chemical and Corning publicly criticized President Donald Trump’s decision to withdraw from the Paris Agreement, but both companies belonged to the Industrial Energy Consumers of America, a trade association that urged the Trump Administration to withdraw.12

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5 https://www.imf.org/en/Publications/staff-climate-notes/Issues/2021/10/29/Not-Yet-on-Track-to-Net-Zero-The-Urgent-Need-for-Greater-Ambition-and-Policy-Action-to-494808

6 https://www.ceres.org/resources/reports/blueprint-responsible-policy-engagement-climate-change

7 https://lobbymap.org/company/Facebook-ffb0b8e1f69795c122a866ab673751f9

8 https://www.opensecrets.org/news/2022/01/amid-rebrand-as-meta-facebook-set-a-new-lobbying-spending-record-in-2021/

9 https://www.epa.gov/green-power-markets/inflation-reduction-act

10 https://www.opensecrets.org/federal-lobbying/clients/bills?bid=hr5376-117&id=D000033563&year=2022

11 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable (“[B]y advocating and lobbying against government action on issues like climate change, the Business Roundtable gives its members space to publicly endorse (and claim credit for endorsing) legislative and regulatory action—such as Apple’s support for mandatory Scope 3 reporting, or Cummins and GM’s support for Build Back Better—all while knowing that the Roundtable will work behind the scenes in opposition.”)

12 https://theintercept.com/2017/06/04/paris-accord-trump-lobby-ceo-withdraw/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

4

Meta does not make comprehensive disclosure regarding its indirect public policy advocacy, but instead discloses a “representative list” of trade associations and “independent organizations” that work on public policy.13 Even that incomplete list supports a conclusion that Meta funds public policy efforts that undermine the achievement of Meta’s own climate goals. These include:

•	The U.S. Chamber of Commerce has been one of the strongest opponents of ambitious action on climate. The Chamber, on whose board Meta serves, was assigned an E- rating, the second-worst available, by InfluenceMap.[14] Among many other actions,[15] the Chamber sued and obtained a stay of the Clean Power Plan, Environmental Protection Agency (“EPA”) rules that would have slashed GHG emissions from coal-fired power plants.[16] It opposed the Inflation Reduction Act in the U.S. in 2022, and opposed the climate disclosure provisions proposed by the U.S. SEC that same year. It also supported rules adopted by the National Highway Traffic Safety Administration and EPA in 2019 to pre-empt California’s stronger emissions standards for cars and light trucks.[17] The fact that the Chamber claims in high-level statements to broadly support climate action should not be permitted to obscure its harmful climate advocacy activities that are routine in nature.
•	Americans for Tax Reform supported the “Safer Affordable Fuel-Efficient Vehicles Rule,” which lowered the required improvement in Corporate Average Fuel Economy (“CAFE”) for cars and light trucks in model years 2021-2026,[18] claiming that existing standards imposed an excessive burden on families.”[19]
•	The American Enterprise Institute, which has received significant funding from fossil fuel companies and once offered $10,000 to scientists and economists to attack the findings of the Intergovernmental Panel on Climate Change,[20] misrepresents climate science.[21] It also submitted comments opposing corporate climate disclosure, arguing that “[p]roposals that the Securities and Exchange Commission enforce a mandate that public companies evaluate climate ‘risks’ represent a blatant effort to distort the allocation of capital away from economic sectors disfavored by certain political interest groups pursuing ideological agendas.”[22]
•	The Competitive Enterprise Institute (“CEI”) receives funding from the American Fuel and Petrochemical Manufacturers, a trade association that has supported weakening CAFE standards. CEI is “arguably best known for its work disputing the science of climate change,” according to a 2019 New York Times article.[23]

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13 https://about.meta.com/facebook-political-engagement/

14 https://ca100.influencemap.org/Industry-Associations

15 A more comprehensive presentation of the Chamber’s harmful lobbying on climate issues can be found at https://www.changethechamber.org/the-facts

16 https://www.reuters.com/article/us-usa-court-carbon-idUSKCN0VI2A0

17 See https://eelp.law.harvard.edu/2018/08/cafe-standards-and-the-california-preemption-plan/; https://www.nhtsa.gov/sites/nhtsa.gov/files/2021-12/CAFE-Preemption-Final-Rule-Web-Version-tag.pdf, at 4.

18 https://theicct.org/the-safe-rule-is-fundamentally-flawed/

19 https://web.archive.org/web/20200602002605/https://www.americanenergyalliance.org/wp-content/uploads/2020/04/CAFE-Coaliton-to-Trump-April-2020-9.pdf

20 https://www.theguardian.com/environment/2007/feb/02/frontpagenews.climatechange

21 https://www.jeffsachs.org/newspaper-articles/egewz6xzema5bppypgyn94epyrctt2

22 https://www.sec.gov/comments/climate-disclosure/cll12-8904262-243681.pdf; see also https://www.sec.gov/comments/s7-10-22/s71022-20132286-302818.pdf

23 https://www.nytimes.com/2019/07/10/climate/nyt-climate-newsletter-cei.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

5

As long-term Meta investors, we believe that our Company must align its public policy engagement with its long-term climate goals and those of the Paris Agreement. Improved transparency regarding the governance of such lobbying activities, the Company’s trade association memberships and their climate policy positions, and any efforts made to address misalignments between Company policy and lobbying positions, are key elements of managing climate risk and fulfilling any climate transition plan.

Meta Does Not Assess the Alignment Between Its Climate Goals and the Policy Advocacy of Its Trade Associations and Other Organizations

Despite the importance of supportive public policy, Meta often regards the public policy efforts of its trade associations and other groups as unrelated to its own climate goals. Meta notes in its Statement in Opposition to the Proposal that “we belong to various trade groups and third-party organizations… We do not always agree with every policy or position that individual organizations or their leadership take… Therefore, our membership, work with organizations, or even support should not be viewed as an endorsement of any particular organization or policy.” Meta argues that “given our ongoing commitment to fighting climate change and our disclosure that we do not always agree with the positions of all trade associations, the board of directors believes that the requested report is unnecessary.”

That language suggests there is no degree of misalignment between trade association policy advocacy and Meta’s own climate goals that would trigger escalation or action by Meta, such as lodging a private objection, restricting aspects of funding, publicly opposing a climate stance, or withdrawing from membership. If that’s the case, Meta could implement the Proposal and report that it has neither a framework for evaluating misalignments nor a process for escalation. If there is in fact a point at which misalignment would trigger action by Meta, the Proposal would elicit Meta’s methodology for evaluating its extent, as well as the Company’s escalation pathway. Either way, shareholders would gain information enabling them to judge the strength and feasibility of Meta’s climate commitments. At present, shareholders have little information about whether Meta evaluates alignment or, if it does, what factors it considers.

While Meta does mention a few of the trade associations it is affiliated with that take stances on climate policy issues in its most recent CDP Climate Questionnaire, that information is anecdotal, it does not disclose a framework for assessing policy alignment, nor does it address escalation strategies nor how to defines misalignment.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

6

Investors are Increasingly Requesting Disclosure of Climate Lobbying Information, and Leading Companies Are Analyzing Alignment with Emissions Reduction Goals

Investors increasingly expect companies to disclose information on their direct and indirect lobbying efforts on climate issues as well as how those activities align with the companies’ own climate-related goals and the goals of the Paris Agreement.

•	In the 2021 proxy season, five shareholder proposals asking companies to report on how their lobbying activities align with the goals of the Paris Agreement received support from a majority of shares voted.[24]
•	Sixty-five percent of investors responding to the 2021 ISS global policy survey on climate issues supported companies reporting on how corporate and trade association lobbying activities are in alignment with (or not opposed to) limiting global warming in line with Paris Agreement goals.[25]
•	The Climate Action 100+ initiative, made up of large and small investors with a total of over $60 trillion in assets under management, has established a Net-Zero Benchmark, asking target companies to disclose how their lobbying activities, both direct and through trade associations, align with the net-zero goals of the Paris Agreement.[26]

The Global Standard on Responsible Climate Lobbying, issued in March 2022 following a multi-stakeholder consultation, includes 14 indicators representing best practice for lobbying and public policy activities related to climate change. The indicators recommend company practices in four broad areas:

•	Commitment to Paris-aligned public policy advocacy;
•	Robust governance of climate lobbying, including management and board oversight and a clear framework for evaluating alignment;
•	Analysis and reporting on alignment between public policy advocacy (both direct and indirect through organizations) and Paris Agreement goals; and
•	Public disclosure of all organizations involved in climate lobbying to which a company belongs or provides funds, as well as assessment of the impact of those organizations’ advocacy activities.[27]

Responding to this investor demand, leading companies are publishing reports on their climate lobbying activities.28 These include companies such as BHP,29 Delta Airlines,30 Bayer,31 Shell,32 and General Motors,33among dozens of others.

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24 https://corpgov.law.harvard.edu/2021/08/11/2021-proxy-season-review-shareholder-proposals-on-environmental-matters/

25 https://www.issgovernance.com/file/publications/2021-climate-survey-summary-of-results.pdf

26 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

27 https://climate-lobbying.com

28 https://lobbymap.org/filter/List-of-Companies-and-Influencers#9

29 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

30 https://www.delta.com/content/dam/delta-www/pdfs/delta-climate-lobbying.pdf

31 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

32 https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

33 https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

7

Meta’s Existing Disclosures Do Not Define How the Company Assesses Alignment, Nor Do They Identify Meta’s Trade Associations and Policy Organizations Engaged in Climate Policy

Meta’s existing disclosures fall far short of what the Proposal requests because they do not analyze the activities and policy positions taken internally or externally to identify misalignments, the criteria used to assess or define alignment, or escalation actions that could be or have been taken to address any identified misalignment. Additionally, Meta does not disclose all its trade associations and policy organizations or their positions and advocacy activities on climate. Especially given the more significant (and typically negative) role played by trade associations on climate policy, the Company’s failure to address the extent to which trade associations’ and other groups’ policy advocacy aligns with Meta’s own net zero commitments leaves the Proposal almost entirely unimplemented.

Conclusion

As long-term investors in Meta Platforms, we are seeking disclosures that shed light on the extent to which Meta is aligning its policy advocacy actions with its climate commitments. We believe that the requested disclosures would help ensure that Meta’s direct and indirect public policy advocacy supports the kinds of policies needed to decarbonize its energy-hungry data networks and accomplish its value-chain net zero ambitions. Issuing the requested report would allow Meta to not only meet the increased expectations of investors, but also to join the leaders in the business community increasingly providing their thinking and analysis of climate policy consistency.

We urge you to vote FOR proposal #8 on Meta’s proxy card.

If you have any questions or need additional information, please contact Rob Fohr, rob.fohr@pcusa.org or 502-569-5035.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.